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                                                                  EXHIBIT 22.1


List of Subsidiaries of Internet Communications Corporation

Interwest Communications C.S. Corporation

Work Telecom Services, Inc.

Omega Business Communications
  Services, Inc. D/B/A Interwest
  Sound Communications, Inc.

Interwest Cable Network System, Inc.

Interwest Communications Pueblo Corporation



All subsidiaries are Colorado corporations